Pricing Supplement dated March 12, 2004 (To Prospectus Supplement dated December 7, 2001 and Prospectus dated September 20, 2001)	Rule 424(b)(5) File No. 333-68914

BRE PROPERTIES, INC.

MEDIUM-TERM NOTE

(FIXED RATE)

Principal Amount: $50,000,000.00

Price to Public: 100%

Agent’s Discount or Commission: $312,500 (0.625%)

Net Proceeds to us: $49,687,500

Original Issue Date: March 17, 2004

Maturity Date: March 17, 2014

Interest Rate: 4.697%

Interest Payment Dates: March 17 & September 17, commencing September 17, 2004

Regular Record Dates: The 15th calendar date immediately preceding each Interest Payment Date

Original Issue Discount Note:    ☐  Yes    ☒  No

Total Amount of OID (%):

Issue Price (percentage of principal):

Yield to Maturity (%):

Initial Accrual:

Initial Accrual Period OID (%):

Redemption at Company’s Option:    ☐  Yes    ☒  No

The redemption provisions of the Notes are not applicable. See Other/Additional Provisions.

Initial Redemption Date:

Initial Redemption Price:

Initial Redemption Period:

Annual Redemption Percentage Reduction:

Redemption Limitation Date:

Indexed Note:    ☐  Yes    ☒  No

Amortizing Note:    ☐  Yes    ☒  No

Amortizing Schedule:

Form:    ☒  Book-Entry    ☐  Certificated

Specified Currency:

☒ United States Dollars

☐ EURO

☐ Composite Currency:

☐ Other:                                                  Principal Financial Center:

Minimum Denomination (if other than $1,000 U.S. Dollars):

Sinking Fund:    ☐  Yes    ☒  No

Option of Holder to Elect Repayment:    ☐  Yes    ☒  No

Optional Repayment Dates:

Reopening of Notes Previously Issued:    ☐  Yes    ☒  No

Agent:

☒ Credit Suisse First Boston LLC

☐ Banc of America Securities LLC

☐ Banc One Capital Markets, Inc.

☐ CommerzBank Capital Markets Corp.

☐ First Union Securities, Inc.

☐ Goldman, Sachs & Co.

☐ Morgan Stanley & Co. Incorporated

☐ UBS Warburg LLC

☐ Other:

Agent’s Capacity:    ☒  Agent    ☐  Principal

Exchange Rate Agent (if other than J.P. Morgan Trust Company, National Association):

Addendum Attached:    ☐  Yes    ☒  No

Other/Additional Provisions:

Make-Whole Call

The Notes will be redeemable, in whole or in part, at any time, at the option of the Company, at a Redemption Price equal to the greater of:

•	100% of the principal amount of the Note then outstanding to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon from the Redemption Date to the Maturity Date computed by discounting such payments to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of 20 basis points plus the Adjusted Treasury Rate on the third Business Day prior to the Redemption Date, as calculated by an Independent Investment Banker, plus, in each case, accrued and unpaid interest, if any, to the Redemption Date.

“Adjusted Treasury Rate” means, with respect to any Redemption Date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the Redemption Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Redemption Date” means the date fixed by the Company to redeem the Notes.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Note that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes (“Remaining Life”) or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the Notes.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means the Reference Treasury Dealer, or if such firm is unwilling or unable to serve as such, an independent investment banking institution of national standing appointed by the Company.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC and its respective successors; provided that if the foregoing ceases to be, and has no affiliate that is, a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), the Company will substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

The Company will mail notice of redemption at least 30 days but not more than 60 days before the applicable Redemption Date to each Holder of the Notes or the portion thereof to be redeemed. If the Company elects to partially redeem the Notes, the Trustee will select the portion to be redeemed pursuant to Section 1103 of the Indenture. Notwithstanding Section 1104 of the Indenture, the notice of such redemption need not set forth the Redemption Price but only the manner of calculation thereof. The Company shall give the Trustee notice of such Redemption Price immediately after the calculation thereof.

Upon the payment of the Redemption Price plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after the applicable Redemption Date on the Notes or portions thereof called for redemption.

Supplemental Federal Income Tax Considerations

New Legislation Related to the Accompanying Prospectus

The maximum tax rate of non-corporate taxpayers for (i) capital gains, including “capital gain dividends,” has generally been reduced from 20% to 15% (for taxable years ending on or after May 6, 2003, although, depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) “qualified dividend income” has generally been reduced from 38.6% to 15% (for taxable years beginning after December 31, 2002). In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent the REIT’s dividends are attributable to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year) or dividends properly designated by us as “capital gain dividends.” Although these tax rate changes do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of other corporations that pay dividends as more attractive relative to stock of REITs. The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. In addition, as a result of this new legislation, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends (rather than ordinary income, as set forth in the accompanying prospectus under the heading “Federal Income Tax Considerations—Failure to Qualify”) to the extent of our current and accumulated earnings and profits.